

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

March 9, 2007

VIA U.S. MAIL AND FAX (972) 454-8781

Mr. Craig Holmes
Chief Financial Officer
Intervoice Inc.
17811 Waterview Parkway
Dallas, TX 75252

   **RE: Intervoice Inc.
     Form 10-K for the Fiscal Year Ended February 28, 2006
     Filed May 15, 2006
     Form 10-Q for the Quarter Ended November 30, 2006
     File No. 1-15045**

Dear Mr. Holmes:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Larry Spirgel
       Assistant Director